SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 8 August, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:   BP P.L.C.



2. NAME OF SCHEME:    THE BP GROUP SAVINGS RELATED SHARE OPTION



3. PERIOD OF RETURN:     FROM:  1 JANUARY 2003     TO:   30 JUNE 2003



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)   3,073,905 ORDINARY SHARES OF US$0.25
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED          866,040
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                            12,207,865



7. NUMBER AND CLASS OF SHARE(S)                  10,000,000 ORDINARY SHARES OF
   (AMOUNT OF STOCK/DEBT SECURITIES)        US$0.25 WERE ADMITTED TO LISTING ON
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  24 JUNE 2003


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.      22,101 622,356 ORDINARY SHARES OF
                                             US$0.25

CONTACT FOR QUERIES

NAME:      SUSAN WELCH

TELEPHONE: 020 7496 2120


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     BP P.L.C.



2. NAME OF SCHEME:     THE EXECUTIVE SHARE OPTION SCHEME



3. PERIOD OF RETURN:     FROM:  1 JANUARY 2003    TO: 30 JUNE 2003



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY) 25,827,798 ORDINARY SHARES OF US$0.25 NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:        20,821,842



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:    35,005 956



7. NUMBER AND CLASS OF SHARE(S)           30,000,000 ORDINARY SHARES OF US$0.265
   (AMOUNT OF STOCK/DEBT SECURITIES)              WERE ADMITTED TO LISTING ON
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:   24 JUNE 2003


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 22,101,622,356 ORDINARY SHARES OF
                                             US$0.25

CONTACT FOR QUERIES

NAME:       SUSAN WELCH
TELEPHONE:  020 7496 2102


END





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 8 August, 2003                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary